Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202
August 1, 2024

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Transamerica Series Trust

(File Nos. 033-00507; 811-04419)

PRE14A (Accession Number: 0001193125-24-180236)

Dear Ms. Lithotomos:

On behalf of Transamerica Series Trust (the “Registrant”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary filing of the Proxy Statement, Notice of Meeting and Form of Proxy Card/Voting Instruction Card (the “Proxy Materials”) with the Securities and Exchange Commission on July 17, 2024, relating to a Special Meeting of Shareholders of Transamerica JPMorgan Enhanced Index VP (the “Portfolio”), scheduled to be held on September 17, 2024. The Staff’s comments were conveyed to the Registrant via telephone on July 25, 2024.

Below are the Staff’s comments on the Proxy Materials and the Registrant’s responses thereto.

1.

Comment: In the “Questions and Answers” section – “Will my vote make a difference?”, please consider amending the disclosure to state that participation in the governance of the Portfolio could also include voting against the implementation of the recommendation of the Portfolio’s Board.

Response: The Registrant has amended the noted disclosure consistent with the Staff’s comment.

2.

Comment: In the “Questions and Answers” section – “How do I vote my interests?”, the Staff notes that instructions are included on how to vote by telephone, internet and mail, but there is no information related to voting in person. Please supplementally explain the reasoning for this omission.

Response: The Registrant has revised the disclosure to advise holders that they may attend the Special Meeting and vote in person.

3.	Comment: The Staff notes that the Notice to Holders includes disclosure that holders are invited to attend the Special Meeting and vote in person. Please align the disclosure as appropriate.

Response: Please see the response to Item 2 above.

4.	Comment: Please supplementally explain what is meant by the “similar matters” being considered in the following sentence:

“The Board of the Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), has determined that the use of this Proxy Statement for a Special Meeting of the Portfolio is in the best interests of the Portfolio and its Holders in light of the similar matters being considered and voted on by the Holders with respect to the Portfolio.”

Response: The Registrant has deleted the disclosure in question.

5.	Comment: The Staff requests confirmation as to whether proportional fractional votes should be voted for “fractional dollars” instead of “fractional shares”, as referenced in the following sentence:

“Each Holder of record of the Portfolio at the close of business on the Record Date is entitled to one vote for each dollar of net asset value of the Portfolio represented by the Holder’s interests in the Portfolio (with proportional fractional votes for fractional shares).”

Response: The Registrant has revised the disclosure as follows: “Each Holder of record of the Portfolio at the close of business on the Record Date is entitled to one vote for each dollar, and a fractional vote for each fraction of a dollar, of net asset value of the Portfolio represented by the Holder’s interests in the Portfolio.”

6.

Comment: Please supplementally explain the foundation for the Portfolio’s percentage of votes that constitute a quorum for purposes of taking action at the Special Meeting. The Staff notes that quorum requirements for funds are typically higher than thirty percent of the outstanding voting power of a fund.

Response: The Registrant notes that the quorum requirement is set forth in the Registrant’s Bylaws. The Registrant is aware of a number of other funds with the same or substantially similar quorum requirements.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Series Trust